UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT PF 1934 OR SUSPENSION OF DUTY TO FILE REPORT

Commission File Number:	001-34825

PGI ENERGY FUND I SERIES 2010, INC

(Exact name of registrant as specified in its charter)

7322 SOUTHWEST FRWY. STE. 1100, HOUSTON, TX. 77074 Address (713) 532-5649

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock par value $0.01

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)	☒
Rule 12g-4 (a)(2)	☐
Rule 12h-3 (b)(1)(i)	☐
Rule 12h-3 (b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:   25

Pursuant to the requirements of the Securities Exchange Act of 1934 PGI ENERGY FUND I SERIES 2010, INC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 28, 2011	By:	/s/ Marcellous McZeal
Marcellous McZeal, CEO